MTR GAMING GROUP, INC.

State Route 2 South

P.O. Box 356

Chester, WV 26034

February 5, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.W.

Washington, D.C.  20004

ATTN: Ms. Lauren Nguyen, Esq.

MTR Gaming Group, Inc. (the “Registrant)

Amendment No. 2 to Registration Statement on Form S-4

(Registration No. 333-163018)

Dear Ms. Nguyen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement to February 8, 2010, at 4:00 p.m., or as soon as practicable thereafter.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David R. Hughes
David R. Hughes
Corporate Executive Vice President and Chief Financial Officer